September 8, 2003

                         SEPARATION AGREEMENT

     THIS AGREEMENT is entered into this 8th day of September, 2003, by and between Steven H. Jacobson ("Jacobson"), a resident of the State of Colorado, and NightHawk Systems, Inc. ("NightHawk"), a Nevada corporation. Jacobson and NightHawk may collectively be referred to herein as "the Parties."

                              RECITALS

WHEREAS, in February 2002 NightHawk completed a reverse merger with Peregrine Control Technologies, Inc., a Colorado corporation, ("PCT") in which NightHawk became the surviving corporation, and;

WHEREAS, Jacobson was a founder of PCT and continued as an employee, CEO, and director of NightHawk following the reverse merger, and;

WHEREAS, in connection with the 2002 annual audit, the Company and its auditors have conducted an internal audit and have identified numerous areas of concern relating to Jacobson's management of the Company, and;

WHEREAS, Jacobson resigned as a Director of the Company on July 9, 2003 and NightHawk desires to terminate Jacobson's employment with the Company.

     NOW THEREFORE, in consideration for the foregoing, the mutual promises and releases set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Jacobson and NightHawk agree as follows:

     1. As consideration for Jacobson entering into this Agreement, NightHawk shall:
     A. Forebear from enforcing any claims that it may have against Jacobson for any malfeasance or misfeasance Jacobson may have committed during the period of his employment with PCT and NightHawk.
     B. Pay the premiums for continued health insurance coverage ("COBRA") under Colorado law for Jacobson for a period of three months following the month of Jacobson's separation from the Company, after which Jacobson will be responsible for his own premiums under COBRA, and;
     C. Grant to Jacobson 450,000 options to vest over a three-year period at a rate of 150,000 shares per year. The option price shall be 22 cents.
     D. Use its best efforts to assist and facilitate the registration and sale of 200,000 shares of Mr. Jacobson's stock in the selling window immediately following the November shareholder meeting;

     2. As consideration for NightHawk entering into this Agreement, Jacobson shall:
     A. Resign as an employee from the Company and its subsidiaries, including PCT, and refrain from claiming to represent the Company or any of its subsidiaries, including PCT, in any capacity to any employees, shareholders or third parties;
     B. Return to the Company an amount of shares equivalent in value to the $100,000 receivable held by the Company for money owed by Jacobson to the Company, with shares to be valued at 22 cents;
     C. Agree that all the voting rights of all shares owned by, held in trust by or subsequently acquired by, Jacobson after returning to the Company the shares identified in Sections 2.B., of this Agreement, shall be transferred to Myron Anduri for a period of 60 months and Jacobson further agrees to cooperate to identify and implement a cost effective means to ensure that such voting rights are transferred. Mr. Jacobson agrees that Myron Anduri can assign these same voting rights to a party of his choosing. Voting rights for [name of minor redacted] and [name of minor redacted] shall not be transferred. Transfer of voting rights does not include a vote pertaining to a material change of the ownership (51% or more) of the company, at which time Mr. Jacobson shall vote his own shares;
     D. Sell no more than 600,000 shares in any twelve-month period for a period of three years following the execution of this Agreement. Mr. Jacobson agrees, beginning January 1st 2004, not to sell any shares during and for a period of 6 months following a formal board authorized capital formation for the company.

     3. Non-disparagement and non-compete. Jacobson agrees not to disparage NightHawk, its Board of Directors, management or employees in any communication, whether written or spoken, and NightHawk agrees to the same in return to Jacobson. This provision shall not apply to statements made by either party in response to an investigation or other legal proceeding by law enforcement agencies. Jacobson shall also not compete in the wireless remote control business for a period of at least two years from the date of this Agreement and Jacobson further agrees that he will not solicit for employment, either for himself or for any third party, directly or indirectly, any current employee of NightHawk for a period of two years from the date of this Agreement.

     4. Release of Jacobson by NightHawk. NightHawk, by its officers and directors hereby completely and unconditionally releases, waives and discharges Jacobson, his agents, representatives, attorneys, heirs and assigns, and each of them, including any corporations, partnerships or other business associations in which Jacobson is a director or principal, from any and all actions, causes of action, claims (as that term is defined in 11 U.S.C. ss. 101(5)) and demands, known or unknown, cost and expenses sustained by NightHawk, arising from or related to the dispute, including but not limited to claims that could have been raised in a lawsuit but were not.

     5. Release of Nighthawk by Jacobson. Jacobson, for himself, his successors, representatives, heirs, executors, agents, administrators and assigns, including any corporations, partnerships or other business associations in which Jacobson is a director or principal, hereby completely and unconditionally releases, waives and discharges NightHawk, its employees, directors, subsidiaries, agents, representatives, attorneys, heirs and assigns from any and all actions, causes of action, claims (as that term is defined in 11 U.S.C. ss. 101(5)) and demands, known or unknown, cost and expenses sustained by Jacobson, arising from or related to the dispute, including but not limited to claims that could have been raised in a lawsuit but were not.

     6. Denial of Liability. The Parties agree that this Agreement is not to be construed as an admission of any nature by the Parties.

     7. Consultation with additional Professionals. Each of the Parties state that they have been advised of their rights to consult, at their own expense, additional professionals of their own choosing, including other attorneys, accountants or other professionals, regarding any and all known and unknown, foreseen and unforeseen, injuries, losses, damages, and liabilities of whatsoever kind and nature that they may have, or will incur, resulting directly or indirectly from this Agreement or any of the incidents underlying this Agreement.

     8. Consideration. The consideration stated herein is contractual and not a mere recital. In entering into this Agreement, each Party has relied solely upon its own judgment and the judgment and advice of its attorneys, which are the attorneys of its own choice. No Party ahs been influenced or induced to any extent whatever by an representations or statements regarding its damages or any other matters made by or on behalf of any other Party. The terms of this Agreement have been completely read and explained to each Party by its own respective attorney, and its terms are fully understood and voluntarily accepted by each Party. There are no other understandings or agreements between the Parties other than those set forth in this Agreement.

     9. Costs. Each Party shall bear its own attorneys' fees and other costs in connection with the dispute.

     10. Consequences of Actions to Set Aside, Avoid or Otherwise Challenge this Agreement. If any Party to this Agreement or that Party's successor or assign shall bring an action in any form that seeks to set aside or avoid this Agreement, that Party or his or her successor or assigns shall be liable for and shall pay the reasonable legal fees and expenses paid or accrued by any other Party or its successors in connection with such action. If any Party to this Agreement or that Party's successor or assign shall bring any action challenging the validity, enforceability or interpretation of this Agreement or that it does not seek to have this Agreement set aside or avoided, that Party or its successor or assigns shall pay the reasonable legal fees and expenses paid or accrued by any other Party or his or her successors or assigns in connection with such action in the event that such other Party or his successors or assigns prevails in such action brought by a Party to this Agreement.

     11. Divisibility. If an provisions of this Agreement, or any portion of any provision of this Agreement is declared null and void, such provision or such portion of a provision shall be considered separate and apart from the remainder of this Agreement which shall remain in full force and effect.

     12. Duplicate Originals. This Agreement may be executed in duplicates, which together shall constitute the entirety of the document.

     13. Governing Law. The laws of the State of Colorado shall apply to and control any interpretation, construction, performance or enforcement of this Agreement.

     14. Binding Effect. Each Party understands and agrees that this Agreement shall bind and inure to the benefit of itself, its officers, directors, employees, agents, servants, subsidiaries, and parent companies, insurers, sureties, successors and assigns.

     15. Board Approval. Both parties agree that it will have its counsel and Board review and approve the terms and conditions of this agreement by close of business on September 10, 2003.


                                   /s/ Steven H. Jacobson
                                   Steven H. Jacobson


STATE OF COLORADO     )
                      )     ss.
COUNTY OF DENVER      )


Subscribed and sworn to before me this 8th day of September 2003, by Steven H. Jacobson.

WITNESS my hand and official seal.

My Commission expires: 7/18/06
                                   /s/ Kathleen L. [illegible]
                                   Notary Public

                                   /s/ Max Polinsky
                                   [FOR NIGHTHAWK]

STATE or Province of Mantoba     )
                                 )     ss.
CANADA                           )

     Subscribed and sworn to before me this 12th day of September 2003, by Max Polinsky.

     WITNESS my hand and official seal.

My Commission expires: __________________

                                   /s/ Pamela Reilly
                                   Notary Public